AMENDED AND RESTATED INFORMATION STATEMENT
PURSUANT TO RULE 14f-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
7438 East Ridgecrest Road
Cave Creek, Arizona 85331
(480) 575-6972

SEC File Number: 0-28238
Date: June 12, 2003

 Background

     Guardian Technologies International, Inc. (the "Company" or "Guardian") on May 1, 2003 entered into an Agreement and Plan of Reorganization whereby the Company would acquire 100% of the issued and outstanding shares of common stock of RJL Marketing Services Inc. ("RJL"). Our agreement with RJL and its stockholders was later amended to extend the closing date to June 30, 2003, and subsequently further amended pursuant to an Amended and Restated Agreement and Plan of Reorganization, dated June 12, 2003 ("Amended and Restated Agreement").

     On May 6, 2003, we distributed to our shareholders an initial Information Statement pursuant to Rule 14f-1. We are distributing to our shareholders this Amended and Restated Information Statement to reflect the revised terms of the proposed transaction contained in the Amended and Restated Agreement.

     Under the terms of the Amended and Restated Agreement, upon consummation of the transaction, the shareholders of RJL will exchange all of their shares of common stock of RJL for an aggregate of 5,511,500 shares of common stock and 4,097 shares of Series A Convertible Preferred Stock of Guardian. Each share of Series A Convertible Preferred Stock of Guardian will be convertible into 1,000 shares of Guardian common stock upon Guardian achieving certain post-acquisition milestones. At closing, Guardian has agreed to have no more than 2,150,000 shares of common stock issued and outstanding without giving effect to the share issuances to the RJL shareholders.

     Concurrently with and subject to the closing of the acquisition of RJL, Guardian will complete a private placement of 1,000,000 shares at a price of $.50 per share.

     RJL has disclosed commitments to issue an aggregate of approximately 5,920,000 shares of Guardian common stock, 1,430 shares of Guardian Series A Convertible Preferred Stock, and 1,170 shares of Series B Convertible Preferred Stock to consultants following the closing. Each share of Series B Convertible Preferred Stock will be immediately convertible into 1,000 shares of common stock of Guardian upon an increase by Guardian of its authorized common stock.

     This Information Statement is being furnished to our shareholders pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 by virtue of the fact that upon consummation of the Amended and Restated Agreement, RJL will designate persons to serve as directors of Guardian and those persons will constitute all of the members of the board of directors of Guardian following the closing. These persons will be elected to serve as directors without a meeting or vote of our shareholders.

About RJL Marketing Services, Inc.

     RJL Marketing Services Inc. was founded in 2002 to provide expertise in knowledge extraction technology to Fortune 1000 companies and the U.S. government. Effective as of the closing of the acquisition, RJL expects to be a distributor in the U.S. government and in the U.S. biomedical markets of certain knowledge extraction software developed by a third party unaffiliated with RJL. The primary focus will be the marketing and sales of the software to satisfy requirements of homeland security and medical researchers for the biomedical industry. RJL Marketing Services Inc. is a development-stage company. Its corporate offices are located in Sterling, Virginia.

New Management Designated by RJL

     Under the Agreement that we have entered into with RJL and the shareholders of RJL, as a condition to our acquisition of RJL we have agreed that all of our current directors, executive officers and other employees will resign effective as of the closing of the acquisition and that RJL and the shareholders of RJL will designate new directors and executive officers of the Company.

     The new directors that have been designated by RJL to replace our existing directors are as follows:

     Michael W. Trudnak
     Robert A. Dishaw
     Andrew J. Koralewicz
     Walter Ludwig

     The new executive officers that have been designated to replace our existing executive officers and their respective positions are as follows:

     Michael W. Trudnak - Chairman of the Board, Chief Executive Officer, Secretary and Treasurer
     Robert A. Dishaw - President, Chief Operating Officer

Biographical Information

     Listed below is biographical information for each of the foregoing directors and executive officers that have been designated by RJL, including his or her principal occupation and other business affiliations.

Michael W. Trudnak, Nominee - Chairman of the Board, Chief Executive Officer, Secretary, Treasurer and Director

     Since March 2003, Mr. Trudnak has been Chairman of the Board, Chief Executive Officer, Secretary, Treasurer and a director of RJL. From October 2002 to March 2003, Mr. Trudnak was a consultant to certain telecommunications services companies. From April 2002 to October 2002, Mr. Trudnak was Chief Operating Officer and subsequently President, Chief Executive Officer and a director of Advanced Data Centers, Inc., a privately held telecommunications services company. From July 2001 to March 2002, Mr. Trudnak served as Vice President of Mid-Atlantic Sales for Equant N.V, a leading provider of global IP and data services to multinational companies. Prior to Equant's acquisition of Global One, Inc., in July 2001, Mr. Trudnak served as an Executive Director for South East Region Sales for Global One from June 1998 to July 2001, and from January 1996 to June 1998, served as Managing Director of Global One's sales and operations in France and Germany. From November 1989 through December 1995, Mr. Trudnak served as director of facilities engineering and then Senior Group Manager for Sprint International, a global telecommunications services provider. Mr. Trudnak has over twenty-five years of diversified executive management, sales, business operations, technical and administrative experience in the telecommunications industry. Mr. Trudnak served in the Marine Corps from April 1972 through January 1976. Age 50.

Robert A. Dishaw, Nominee - President, Chief Operating Officer and Director

     Since October 2002, Mr. Dishaw has been President and a director of RJL. From December 2000 to April 2002, Mr. Dishaw was the Executive Vice President and General Manager of Diagnos Inc., a publicly held Canadian company, which has developed and markets certain knowledge extraction software technology. From June 1999 to November 2000, Mr. Dishaw was a management consultant to certain public and private companies in the U.S. and Canada, providing capital raising, operational, sales and marketing services to such companies. From April 1997 to January 1999, Mr. Dishaw was President of HDB Communications, Inc., a private corporation that provided installation services for Canadian digital satellite providers. Mr. Dishaw served for more than seven years in the U.S. Air Force and for ten years in the U.S. Diplomatic Service serving as a Second Secretary for Administration/Political reporting at U.S. Embassies in Brazil, Guyana, Zaire, Burma and Czechoslovakia. Age 56.

Andrew J. Koralewicz, Nominee - Director

     From July 1991 to the present, Mr. Koralewicz has been the President of Coral Systems International, Inc., a privately held technology consulting company, specializing in Internet solutions, design and integration. He has extensive background experience in information systems, wireless, analog, digital and communications systems design and development. Previously he was an Engineering Manager at Seagate Technology Worldwide Center in Delray Beach, Florida. Mr. Koralewicz received an M.S. Degree in Electrical Engineering from the Polytechnic Institute of Gdansk, Poland, and a B.S. Degree in Applied Physics from Nicholas Copernicus University of Torun, Poland. Age 47.

Walter Ludwig, Nominee - Director

     From January 2002 to the present, Mr. Ludwig has been President and Chief Executive Officer of Difference Engines Corporation, a privately held company that provides performance based image and video technology for the North American bio-medical market. From May 2000 to January 2002, Mr. Ludwig was an Executive Vice President for Scientific Data Systems Inc., a private corporation, creating next-generation video and image compression firmware tools for cable and satellite television, the Internet, and wireless platforms. From January 1999 to April 2000, Mr. Ludwig was President of Channelsee Networks, Inc., a privately held company that provided global-scale visual content network for internet, cable and wireless platforms. From September 1994 to January 1999, Mr. Ludwig was President of The Prospect Group a consulting, literary and foreign rights agency and book packaging company. Mr. Ludwig has more than twenty years international experience in marketing, management, and consulting in technology and media (television, publishing, and the Internet). Mr. Ludwig received a B.A. from the University of California at Los Angeles. Age 46.

Current Directors And Executive Officers Of Guardian Technologies International, Inc.

       Our executive officers and directors are listed in the table below and brief summaries of their business experience and certain other information with respect to them are set forth thereafter.

Name	Age	Position
J. Andrew Moorer	41	Director and President/CEO
Kevin L. Houtz*	40	Director and Secretary
David W. Stevens*	66	Director

       *Members of the Audit Committee

       J. Andrew Moorer has been our President and Chief Executive Officer since February 1999. Mr. Moorer was named Chief Operating Officer of the Company in l998. He was Chief Financial Officer of Redwood MicroCap Fund from 1994 until 1998. Mr. Moorer began his career as a Certified Public Accountant in the Audit and Emerging Business Services Group of the international accounting firm of PriceWaterhouseCoopers. Since leaving public accounting in l987, Mr. Moorer has held various positions in finance with increasing levels of responsibility, including the position of Chief Financial Officer for several firms. Mr. Moorer received his formal education at Loyola College of Maryland.

       Kevin L. Houtz is the founder of Elements of Design, a full service graphic design firm located in Baltimore, Maryland. The firm, which specializes in the development of corporate identity and collateral and packaging design, has served a variety of regional and national clients since its inception in 1989. Mr. Houtz graduated from the University of Maryland in 1984 receiving a Bachelor of Arts degree in Visual Arts/Design.

       David W. Stevens has been an independent management consultant since January, 2001. Prior thereto, he served as the Chief Operations Officer of Hargrove, Inc., a company specializing in exhibits and special events. He has been the CEO of several public and private companies for the past twenty-four years. His assignments have focused on restructuring and turnaround situations in the manufacturing, defense electronics, and engineering services industries.

Board of Directors

       Our certificate of incorporation authorizes our board to consist of up to seven directors. There are presently three directors. The certificate provides that the board will be divided into three (3) classes of directors, which classes serve for varying terms. The certificate also grants to the sitting directors the authority to fill any vacancies on the Board and/or to appoint members to the Board to fill any vacancies resulting from an increase in the authorized number of directors. Beginning in 1998 all directors were elected for one-year terms.

       During the fiscal year ended December 31, 2002, meetings of the board of directors were held telephonically. During the fiscal year, the board of directors conducted a total of six meetings, all of which were attended by 100% of the directors.

Board Committees

       The board appoints committees to help carry out its duties. In particular, board committees work on key issues in greater detail than would be possible at full board meetings. Each committee reviews the results of its meetings with the full board. The board has established the following committees.

Audit Committee

       The audit committee is currently composed of the following directors:

Kevin L. Houtz
David W. Stevens

       The Board of Directors has determined that the members of the audit committee are "independent" within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. For this purpose, an audit committee member is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

       The audit committee met on two occasions during fiscal 2002. The committee is responsible for accounting and internal control matters. The audit committee has adopted a charter which has been previously filed with the Commission. The audit committee:

-	reviews with management, the internal auditors and the independent auditors policies and procedures with respect to internal controls;
-	reviews significant accounting matters;
-	approves the audited financial statements prior to public distribution;
-	approves any significant changes in accounting principles or financial reporting practices;
-	reviews independent auditor services; and
-	recommends to the board of directors the firm of independent auditors to audit our consolidated financial statements.

In addition to its regular activities, the committee is available to meet on all of the independent accountants, controller or internal auditor whenever a special situation arises.

Report of Audit Committee

       In connection with the preparation of the annual report on Form 10-KSB of Guardian Technologies International, Inc., the audit committee certifies that it has:

-	reviewed and discussed the audited financial statements with management;
-	discussed with the Company's independent auditors the matters required to be discussed by the Statements of Auditing Standards 61;
-

received the written disclosures and the letter from the independent accountants required by the Independent Standards Board Standard No. 1, and has discussed with the independent accountant the independent account's independence; and

-

based on the review and discussions referred to above, the audit committee has recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10KSB.

The Audit Committee

Kevin L. Houtz
David W. Stevens

Compensation Advisory Committee

       The compensation advisory committee is currently composed of the following directors:

J. Andrew Moorer
Kevin L. Houtz

       The compensation advisory committee (including for purposes of administering our stock compensation program) met on one occasion during fiscal 2002. The compensation advisory committee:

-

recommends to the board of directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to our chairman of the board and president, our chief executive officer and the other executive officers;

-	administers our compensation plans for the same executives;
-	determines equity compensation for all employees;
-	reviews and approves the cash compensation and bonus objectives for the executive officers; and
-	reviews various matters relating to employee compensation and benefits.

Board Compensation Advisory Committee Report on Executive Compensation

       The compensation advisory committee of the board of directors consist of two directors, Mr. J. Andrew Moorer and Mr. Kevin L. Houtz. The committee has the responsibility to recommend to the board guidelines for administrating our stock compensation program, and the compensation for our executive officers. The primary function of the committee is to ensure our compensation program is consistent with our values and aligned with the business strategy and goals.

       The committee believes the compensation levels of our executives, who provide leadership and strategic direction, should consist of (1) base salaries that are, at a minimum, commensurate with executives of other comparable public companies and (2) periodic cash bonuses based on the achievement of specific objectives. These objectives are usually tied to a percentage of our profitability.

       The committee also believes it should provide executive officers with significant stock-based incentive compensation, which increases in value in direct correlation with improvement in our common stock price. Incentive or non-qualified stock options are granted upon appointment of the executive as an inducement for employment. Additional incentive or non-qualified stock options are granted to the executive if specific goals are achieved.

       Each of our executive officers are also eligible to participate in our benefit plans offered to all employees.

The Compensation Advisory Committee

J. Andrew Moorer
Kevin L. Houtz

Board Compensation

       We do not currently provide our directors with cash compensation for their services as members of the board of directors. However, each member of the board of directors is reimbursed his actual expenses in attending meetings.

Executive Compensation

       The following table sets forth the executive compensation paid to Our President and Chief Executive Officer.

Table 1
Summary Compensation Table
	Annual Compensation(1)				Long Term Compensation
Name and Principal Position				Other Compen-sation ($)	Awards	Payouts
	Year Ended	Salary ($)	Bonus ($)		Stock Award(s) ($)	Options/ SARs
J. Andrew Moorer, President and CEO	2002	$ 75,000	-0-	-0-	$45,000	-0-
	2001	$ 75,000	-0-	-0-	$45,000	-0-

(1)

The above table reflects salary expenses as recorded on the Company's financial statements in accordance with generally accepted accounting principles. As such, the amounts may differ from the base salary rates discussed below.

Table 2 Option/SAR Grants in Last Fiscal Year Individual Grants
Name	Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercisable or Base Price ($/Sh)	Expiration Date
J. Andrew Moorer	-0-	N/A	N/A	N/A

Aggregated Option Exercises in Fiscal Year 2002 and Fiscal Year 2002 Year-end Option Values

       The following table sets forth information concerning option exercises and option holdings for each of the names executive officers during the fiscal year ended December 31, 2002. All of the listed options were exercisable at December 31, 2002.

Table 3 Aggregated Options/SAR Exercised in Last Fiscal Year And FY-End Option/SAR Values
Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/02	Value of Unexercised In-the-Money Options at 12/31/02
			Exercisable/Unexercisable
J. Andrew Moorer,
President and CEO	2,700	$13,500	$17,300	-0-

 Employment Agreement

       We have entered into an employment agreement with J. Andrew Moorer, our President, that renews on December 31 of each year. If we elect to terminate the agreement without cause or there is a change in control, the employment agreement is extended for an additional 24 months from the date of each such event. The agreement provides for annual-based compensation of $120,000. During the fiscal years ended December 31, 2002 and 2001, Mr. Moorer voluntarily agreed to reduce his cash compensation to $75,000 per year. Mr. Moorer received restricted stock awards consisting of 270,000 shares for fiscal year 2002 and 83,299 shares for fiscal year 2001, in each instance the shares having a fair market value at the time of issuance of $45,000, representing the difference between Mr. Moorer's cash salary and his annualized entitlement of $120,000 per year under his employment agreement.

Security Ownership of Certain Beneficial Owners and Management

       To our knowledge, the following table sets forth information regarding ownership of our common stock as of May 5, 2003 by:

-	beneficial owners of more than 5% of the outstanding shares of Common Stock;
-	each director and each executive officer; and
-	all directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the stock listed.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of class (2)
J. Andrew Moorer (3) P.O. Box 3618 Carefree, AZ 85377	325,837	18.2%
Kevin L. Houtz (4) 3000 Chestnut Ave., Ste. 343D Baltimore, MD 21211	161,500	9.0%
David W. Stevens (5) 312 Greenwood Point Rd. Grasonville, MD 21638	12,200	0.7%
All Officers and Directors as a Group (3 Persons) (6)	499,537	27.9%
(1)

Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options or warrants if those options or warrants are exercisable within 60 days of the date of this report. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

(2)

In calculating percentage ownership, all shares of Common Stock that the named stockholder has the right to acquire within 60 days upon exercise of any option or warrant are deemed to be outstanding for the purpose of calculating the percentage of Common Stock owned by such stockholder, but are not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other stockholder. Shares and percentages beneficially owned are based upon 1,789,674 shares outstanding.

(3)	Includes 17,300 shares under option.
(4)	Includes 24,000 shares purchasable upon exercise of warrants.
(5)	Includes 4,800 shares purchasable upon exercise of warrants.
(6)	Includes Messrs. Moorer, Houtz and Stevens.

Certain Relationships and Related Transactions

       In January 2000 we issued 20,000 shares of common stock to each of our five directors as compensation to them for their services as directors in 1999. The shares were valued at $.98 per share.

       In January 2000, we sold in a private offering 150,000 units, each consisting of two shares of common stock and twenty-four warrants. The units were priced at $1.50, so that the total proceeds from the offering were $225,000. The common stock component of the units and the common stock into which the warrants are exercisable are the shares being sold in this offering. Two of our directors, Messrs. Houtz and Stevens, purchased 10,000 units and 2,000 units, respectively, in the offering.

       We issued 194,000 options in 1999. 100,000 of those options were issued to Mr. Moorer. The Options to Mr. Moorer have an exercise price of $.71 per share and expire in 2006. We issued an additional 100,000 options to Mr. Moorer in January 2000 that are exercisable at $1.00 per share and expire in 2007, and an additional 100,000 options in January 2001 that are exercisable at $.25 per share and expire in 2008.

       On April 1, 2000, Mr. Moorer exercised 40,000 options to purchase common stock at $1.25 per share by issuing a note payable to us. The note accrued interest at 8%. The note has been repaid.

       During 2001 Mr. Moorer exercised 100,000 options to purchase common stock at $0.71 per share and 100,000 options to purchase common stock at $0.25 per share.

       During 2002, Mr. Moorer exercised 2,700 options to purchase common stock at $5.00 per share.

       At December 31, 2002, Mr. Moorer had outstanding advances from the Company of approximately $23,500.

       During the fiscal years ended December 31, 2002 and 2001, Mr. Moorer received a cash salary of $75,000 per year, rather than his $120,000 per year entitlement under his employment agreement. Mr. Moorer was granted shares of common stock totaling 270,000 shares for fiscal 2002 and 83,299 shares for fiscal 2001, such shares having a fair market value on the date of issuance of $45,000 in each instance, representing the difference between Mr. Moorer's entitlement under his employment agreement and the cash salary actually paid.

       In May 2003, we made an exchange offer to all of the investors who purchased units our the January 2000 private offering described above. Pursuant to the exchange offer, all investors who purchased units are being given the right to exchange all of the warrants received as part of those units for shares of our common stock. The exchange offer consists of one share of common stock for each unit purchased in the private offering conducted in January 2000. Messrs. Houtz and Stevens, two of our directors, purchased 10,000 units and 2,000 units, respectively, in the offering and those persons have accepted the exchange offer.

       While we have not formally adopted any policy controlling transactions with our affiliates and principal shareholders, in each instance we believe that the terms of these arrangements are commercially reasonable. All transactions between the company, on the one hand, and one of our officers and directors, on the other, have been approved by a majority of our disinterested directors.

Compliance with Section 16(a) of the Securities Exchange Act

       Section 16 (a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons who own more than ten percent of the Common Stock (collectively, "Reporting Persons") to file initial reports of ownership and changes of ownership of the Common Stock with the SEC. Reporting Persons are required to furnish the Company with copies of all forms that they file under Section 16(a). Based upon information provided to the Company from Reporting Persons, during the two years ended December 31, 2002, Mr. Moorer failed to file four reports covering five transactions in a timely fashion, Mr. Houtz failed to file seven reports covering 24 transactions in a timely fashion, and Mr. Stevens failed to file three reports covering four transactions in a timely fashion. Other than the foregoing, the Company is not aware of any failure on the part of any Reporting Persons to timely file reports required pursuant to Section 16(a).

Registrant:	Guardian Technologies International, Inc.
Date: June 12, 2003	By: /s/J. Andrew Moorer J. Andrew Moorer, President